Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Invests in Top Game Studio XLGames
Partnership with creator of Lineage
to drive regional games business
TAIPEI, Taiwan, December 11, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today a strategic partnership with and investment in hot game development studio XLGames Inc. (“XLGames”).
XLGames is founded by gaming legend Jake Song, renowned as the creator of The Kingdom of the Winds — one of the world’s first MMORPGs, and Lineage — the most popular online game franchise in history. The company enjoys a senior management team with deep industry experience and outstanding talent, and plans to develop games that will define leadership of the next generation of online games.
“Jake Song and his team are superstars — some of the world’s greatest game developers,” stated GigaMedia President Thomas Hui. “We are thrilled to partner with such a tremendously talented team and look forward to working closely with them on their new MMORPG, which should rock the world.”
“GigaMedia is an unrivaled gateway to Asia — a great partner and platform for us to showcase world-class, epic entertainment,” stated Chief Executive Officer Jake Song of XLGames. “With GigaMedia’s game expertise and huge pan-Asian platform, we look forward to a highly successful partnership.”
The investment in XLGames is the latest step in GigaMedia’s plan to build the region’s leading online entertainment platform, with a scope that spans all of Asia.

The partnership strengthens GigaMedia’s rapidly growing pan-Asian entertainment platform, a one-stop solution for game developers and entertainment providers addressing over 68 million registered users in the region’s huge and lucrative market.
Pursuant to the terms of the strategic partnership with XLGames, GigaMedia has made an investment in XLGames and obtained board representation and certain strategic rights.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About XLGames
XLGames Inc. was founded in Seoul, Korea in 2003 by NCSoft’s former Executive Vice President and Head of Worldwide Development, Jake Song, creator of Lineage, one of the most popular and successful MMORPGs of all time. XLGames also develops games in its subsidiary office in Austin, Texas, to help insure the company’s products have strong appeal to the diverse cultural preferences of both Asian and American gamers. XLGames’ global game design team collaborates on all aspects of art, engineering and design.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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